Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2015 THIRD QUARTER RESULTS

Financial Highlights for Fiscal 2015 Third Quarter

(Year over Year (YoY) growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Gross Bookings(5) reached $419.2 million in 3Q15, representing a YoY increase of 34.7%. Gross bookings for Hotels and packages increased by 35.1% in 3Q15.

•	Transactions for Hotels and packages improved by 46.5% YoY in 3Q15. Transactions for air ticketing grew by 47.3% YoY in 3Q15.

•	Revenue less service costs(2) increased 22.9% YoY to $35.1 million in 3Q15.

•	Revenue less service costs(2) for Hotels and packages increased 43.5% YoY in 3Q15. Hotels and packages contribution increased to 45.0% in 3Q15 versus 38.5% in 3Q14.

Gurgaon, India and New York, January 29, 2015 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal quarter ended December 31, 2014.

“In the fiscal third quarter of 2015, MakeMyTrip delivered strong operating and financial results despite some limited service disruption in the Indian domestic air industry in December.” said Deep Kalra, Chairman and Group CEO. “In the final fiscal quarter of 2015, we remain committed to investing for high growth in our Hotels and Holiday Packages business and improving the customer experience on our mobile platforms”.

(in thousands except EPS)	3 months Ended December 31, 2013	3 months Ended December 31, 2014	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$69,965.1	$75,690.2	8.2%	8.7%
Revenue Less Service Costs(2)	$28,547.8	$35,080.0	22.9%	22.9%
Air Ticketing	$16,461.8	$18,127.0	10.1%	10.2%
Hotels & packages	$10,994.9	$15,777.0	43.5%	43.5%
Other	$1,091.0	$1,176.0	7.8%	8.3%
Results from Operating Activities	($1,176.1)	($2,911.4)
Adjusted Operating Profit (Loss)(3)	$1,389.5	$1,468.7
Loss for the period	($1,628.3)	($3,660.1)
Adjusted Net Profit (Loss) (4)	$1,226.6	$364.9
Diluted loss per share	($0.04)	($0.09)
Adjusted Diluted Earnings (Loss) per share(4)	$0.03	$0.01

Operating Metrics
Gross Bookings(5)	$311,325.2	$419,153.2	34.6%	34.7%
Air Ticketing	$224,229.0	$301,808.4	34.6%	34.6%
Hotels & packages	$87,096.2	$117,344.8	34.7%	35.1%
Number of Transactions
Air Ticketing	894.5	1318.0	47.3%
Hotels & packages	233.1	341.6	46.5%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, merger and acquisitions related expenses and amortization of acquisition related intangibles.
(4)	Loss for the period excluding employee share-based compensation costs, merger and acquisitions related expenses, amortization of acquisition related intangibles, net change in value of financial liability in business combination, and income tax benefit (expense).
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (5) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Recent Developments

Investment in Simplotel Technologies Private Limited

On September 11, 2014, we announced the establishment of our Innovation Fund, through which the Company will consider investments of up to $3.0 million in start-up or early-stage companies in the travel technology space. Through the Innovation Fund, on December 15, 2014, we acquired a minority equity stake in Simplotel Technologies Private Limited (Simplotel) and have committed to make a further investment by June 2015, which will increase our total equity shareholding in Simplotel to approximately 25%. Simplotel aims to provide hotels with responsive and optimized websites along with booking engines. We believe our investment in Simplotel will help promote the online distribution of accommodation inventory in India.

Changes to Executive Officers, Advisors and Directors

On January 20, 2015, Mr. Saujanya Shrivastava joined our Company as Chief Marketing Officer to lead the marketing division of the Company. Mr. Shrivastava is an alumnus of IIM Kolkata and his last assignment prior to joining the Company was as Chief Marketing Officer of Bharti AXA Life Insurance. Mr. Shrivastava has over sixteen years of work experience and has worked with the Future Group, PepsiCo India, Citibank and Mondelez in various capacities. With Mr. Shrivastava’s appointment, Mr. Mohit Gupta will take on a larger business role in the Company.

Mr. Keyur Joshi, our Director, Group Chief Commercial Officer, and a Co-Founder of the Company, has held various positions in operating roles over the last 15 years with the Company and has taken on a strategic advisory role with the Company as Co-Founder and Strategic Advisor, with effect from May 2015.

Mr. Mohit Kabra, who is currently Group Chief Financial Officer and who has been with our Company for over three years, has been inducted into the Board of Directors in place of Mr. Joshi with immediate effect, as Mr. Joshi is transitioning into the strategic advisory role.

Other Information

Share Repurchase

The following table provides information about purchases made by us during the periods presented of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 03/31/13	40,142		$12.63	40,142	$24,492,145
04/01/13 – 04/30/13	NIL	$	NIL	NIL	$24,492,145
05/01/13 – 05/31/13	100		$12.50	100	$24,490,893
06/01/13 – 06/30/13	NIL	$	NIL	NIL	$24,490,893
07/01/13 – 07/31/13	NIL	$	NIL	NIL	$24,490,893
08/01/13 – 08/31/13	NIL	$	NIL	NIL	$24,490,893
09/01/13 – 09/30/13	NIL	$	NIL	NIL	$24,490,893
10/01/13 – 10/31/13	NIL	$	NIL	NIL	$24,490,893
11/01/13 – 11/30/13	NIL	$	NIL	NIL	$24,490,893
12/01/13 – 12/31/13	NIL	$	NIL	NIL	$24,490,893
01/01/14 – 01/31/14	NIL	$	NIL	NIL	$24,490,893
02/01/14 – 02/28/14	NIL	$	NIL	NIL	$24,490,893
03/01/14 – 03/31/14	NIL	$	NIL	NIL	$24,490,893
04/01/14 – 04/30/14	NIL	$	NIL	NIL	$24,490,893
05/01/14 – 05/31/14	NIL	$	NIL	NIL	$24,490,893
06/01/14 – 06/30/14	NIL	$	NIL	NIL	$24,490,893
07/01/14 – 07/31/14	NIL	$	NIL	NIL	$24,490,893
08/01/14 – 08/31/14	NIL	$	NIL	NIL	$24,490,893
09/01/14 – 09/30/14	NIL	$	NIL	NIL	$24,490,893
10/01/14 – 10/31/14	NIL	$	NIL	NIL	$24,490,893
11/01/14 – 11/30/14	NIL	$	NIL	NIL	$24,490,893
12/01/14 – 12/31/14	NIL	$	NIL	NIL	$24,490,893

Total	40,242		$12.63	40,242	$24,490,893

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. As of December 31, 2014, we had remaining authority to repurchase up to approximately $24.49 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

Fiscal 2015 Third Quarter Financial Results

Revenue. We generated revenue of $75.7 million in the quarter ended December 31, 2014, an increase of 8.2% (8.7% in constant currency) over revenue of $70.0 million in the quarter ended December 31, 2013.

Air Ticketing. Revenue from our air ticketing business increased by 6.3% (6.2% in constant currency) to $20.0 million in the quarter ended December 31, 2014 from $18.8 million in the quarter ended December 31, 2013. Our revenue less service costs increased by 10.1% (10.2% in constant currency) to $18.1 million in the quarter ended December 31, 2014 from $16.5 million in the quarter ended December 31, 2013. This was primarily due to an increase in gross bookings of 34.6% (34.6% in constant currency) and a 47.3% increase in the number of transactions year over year, partially offset by a decrease in net revenue margin (defined as revenue less service cost as a percentage of gross bookings) from 7.3% in the quarter ended December 31, 2013 to 6.0% in the quarter ended December 31, 2014. Our net revenue margin was comparable to our net revenue margins of 6.2% and 6.0% for the quarter ended September 30, 2014 and the nine months ended December 31, 2014, respectively. The transaction growth in the fiscal third quarter of fiscal year 2015 was largely driven by special fares offered by Indian domestic carriers and the ongoing shift from offline to online booking channels in both our domestic and international air ticketing business.

Hotels and Packages. Revenue from our hotels and packages business increased by 8.9% (9.7% in constant currency) to $54.6 million in the quarter ended December 31, 2014, from $50.1 million in the quarter ended December 31, 2013. Our revenue less service costs increased by 43.5% (43.5% in constant currency) to $15.8 million in the quarter ended December 31, 2014 from $11.0 million in the quarter ended December 31, 2013. This was due to an increase in gross bookings of 34.7% (35.1% in constant currency), a 46.5% increase in the number of transactions year over year and an increase in net revenue margin from 12.6% in the quarter ended December 31, 2013 to 13.4% in the quarter ended December 31, 2014. The year-on-year transaction growth in this segment was driven by strong growth in our standalone hotel booking business, partially aided by our acquisition of Easytobook Group in February 2014.

Other Revenue. Our other revenue increased to $1.2 million in the quarter ended December 31, 2014 from $1.1 million in the quarter ended December 31, 2013.

Total Revenue less Service Costs. Our total revenue less service costs increased by 22.9% (22.9% in constant currency) to $35.1 million in the quarter ended December 31, 2014 from $28.5 million in the quarter ended December 31, 2013, primarily as a result of a 43.5% (43.5% in constant currency) increase in our hotels and packages revenue less service costs and a 10.1% (10.2% in constant currency) increase in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses increased to $11.4 million in the quarter ended December 31, 2014 from $8.3 million in the quarter ended December 31, 2013. This increase was on account of higher employee share-based compensation costs in the quarter ended December 31, 2014 and consolidation of the Easytobook Group into our financial results, which we acquired in February 2014. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue increased by 0.15% year over year and decreased by 2.05% over the previous quarter.

Other Operating Expenses. Other operating expenses increased by 23.3% to $24.6 million in the quarter ended December 31, 2014 from $20.0 million in the quarter ended December 31, 2013, primarily as a result of an increase in advertisement expenses to accelerate growth in our hotels and packages business, increases in payment gateway charges, in line with the growth in our business and the consolidation of the Easytobook Group acquisition. Other operating expenses included merger and acquisitions related expenses of $0.3 million in the quarter ended December 31, 2014 as compared to $0.2 million in the quarter ended December 31, 2013. Merger and acquisitions related expenses include professional fees and certain other expenses associated with acquisitions and certain non-routine transactions, whether or not consummated.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $2.9 million in the quarter ended December 31, 2014 as compared to a loss of $1.2 million in the quarter ended December 31, 2013. Excluding the effects of our employee share-based compensation costs, amortization of acquisition related intangibles and merger and acquisitions related expenses for both quarters ended December 31, 2014 and 2013, we would have recorded an operating profit of $1.5 million in the quarter ended December 31, 2014 as compared with an operating profit of $1.4 million in the quarter ended December 31, 2013.

Net Finance Income (Costs). Our net finance cost was $0.7 million in the quarter ended December 31, 2014 as compared to a net finance cost of $0.4 million in the quarter ended December 31, 2013, primarily due to higher foreign exchange losses due to weakening of the Indian rupee versus the U.S. dollar partially offset by higher interest income earned on bank deposits in the quarter ended December 31, 2014.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended December 31, 2014 was $3.7 million as compared to a loss of $1.6 million in the quarter ended December 31, 2013. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, merger and acquisitions related expenses, net change in value of financial liability related to business combination, income tax benefit (expense) for the third quarter of both fiscal years 2015 and 2014, we would have recorded a net profit of $0.4 million in the quarter ended December 31, 2014 and a net profit of $1.2 million in the quarter ended December 31, 2013.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.09 for the quarter ended December 31, 2014 as compared to diluted loss per share of $0.04 in the quarter ended December 31, 2013. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, merger and acquisitions related expenses, net change in value of financial liability related to business combination, income tax benefit (expense) for the third quarter of both fiscal years 2015 and 2014, as mentioned in the preceding paragraph, diluted earnings per share would have been $0.01 in the quarter ended December 31, 2014, compared to diluted earnings per share of $0.03 in the quarter ended December 31, 2013.

Fiscal Year 2014-15 Outlook

We are improving our fiscal year 2015 annual revenue less service cost guidance to a constant currency growth of 30%-31%, which is in the range of $137 million to $138 million, at an estimated average exchange rate of 61 Indian rupees per US dollar. The total revenue less service cost growth that we have achieved in the first three fiscal quarters of 2015, along with the current booking trends within both our air ticketing and hotels and packages businesses, reinforces our confidence that we will be able to deliver on our existing strategic and financial targets for fiscal 2015.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended December 31, 2014 beginning at 10:00 a.m. EST on January 29, 2015. To participate, please dial +1-866-318-8620 from within the U.S. or +1-617-399-5139 from any other country. Thereafter, callers will be prompted to enter the participant passcode 44675885. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one month by dialing +1-888-286-8010 and using passcode 48074782. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net income (loss) and change in constant currency are useful in measuring the results of the Company. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net income (loss) are results from operating activities and profit (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), merger and acquisition related expenses, direct cost related to registration of shares by the shareholders, severance cost related to a prior acquisition, direct cost related to public offerings, net change in value of financial liability related to business combination, net (gain) loss on change in the fair value of derivative financial instruments and income tax benefit (expense)) provide investors and analysts a more accurate representation of the Company’s operating results.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 6, 2014, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand), the ITC Group (Thailand) and the Easytobook Group (Netherlands). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 20,000 hotels and guesthouses in India, more than 190,000 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As at March 31, 2014	As at December 31, 2014
	(in USD)
Assets
Property, plant and equipment	8,532,640	8,309,834
Intangible assets and goodwill	39,240,542	36,786,300
Trade and other receivables, net	982,585	1,929,990
Investment in equity-accounted investee	1,122,594	1,712,893
Other investments	3,973,363	4,487,049
Term deposits	75,656,254	69,862,253
Non-current tax assets	6,515,244	7,781,211
Other non-current assets	476,326	480,116

Total non-current assets	136,499,548	131,349,646

Inventories	515,663	266,934
Current tax assets	2,183,841	2,076,849
Trade and other receivables, net	28,373,066	23,879,728
Term deposits	29,513,593	26,468,013
Other current assets	34,739,530	35,487,529
Cash and cash equivalents	38,011,775	44,039,144

Total current assets	133,337,468	132,218,197

Total assets	269,837,016	263,567,843

Equity
Share capital	20,836	20,935
Share premium	238,423,499	240,928,258
Reserves	(1,481,871)	(462,597)
Accumulated deficit	(81,806,068)	(94,173,827)
Share based payment reserve	20,092,179	26,770,121
Foreign currency translation reserve	(13,663,555)	(15,329,565)

Total equity attributable to equity holders of the Company	161,585,020	157,753,325
Non-controlling interest	714,505	580,709

Total equity	162,299,525	158,334,034

Liabilities
Loans and borrowings	203,108	327,571
Employee benefits	963,176	1,126,336
Deferred revenue	2,353,593	3,287,024
Deferred tax liabilities	277,096	237,652
Other non-current liabilities	7,667,666	5,606,673

Total non-current liabilities	11,464,639	10,585,256

Loans and borrowings	115,005	136,823
Trade and other payables	86,213,527	84,998,670
Deferred revenue	1,336,238	3,532,907
Other current liabilities	8,408,082	5,980,153

Total current liabilities	96,072,852	94,648,553

Total liabilities	107,537,491	105,233,809

Total equity and liabilities	269,837,016	263,567,843

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the three months ended December 31,		For the nine months ended December 31,
	2013	2014	2013	2014
	(in USD)
Revenue
Air ticketing	18,768,298	19,950,983	50,154,667	54,832,554
Hotels and packages	50,105,754	54,563,234	141,391,317	172,648,631
Other revenue	1,091,035	1,175,983	2,977,669	3,586,764

Total revenue	69,965,087	75,690,200	194,523,653	231,067,949

Other income	—	—	143,804	730,317

Service cost
Procurement cost of hotel and packages services	39,110,838	38,786,247	112,459,101	126,487,122
Cost of air tickets coupon	2,306,475	1,823,974	4,197,167	1,999,027
Personnel expenses	8,339,202	11,439,145	28,854,444	32,579,582
Other operating expenses	19,973,516	24,631,930	57,633,713	74,414,867
Depreciation and amortization	1,411,168	1,920,313	4,030,328	5,875,235

Results from operating activities	(1,176,112)	(2,911,409)	(12,507,296)	(9,557,567)

Finance income	420,612	1,149,450	1,855,979	2,271,638
Finance costs	808,955	1,826,263	7,396,477	4,950,105

Net finance costs	(388,343)	(676,813)	(5,540,498)	(2,678,467)

Share of loss of equity-accounted investee	(27,380)	(40,792)	(119,772)	(121,726)

Loss before tax	(1,591,835)	(3,629,014)	(18,167,566)	(12,357,760)
Income tax benefit (expense)	(36,429)	(31,095)	(75,280)	(55,702)

Loss for the period	(1,628,264)	(3,660,109)	(18,242,846)	(12,413,462)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(31,687)	(588,814)	(3,317,705)	(1,688,029)
Net change in fair value of available-for-sale financial assets	(20,020)	350,291	(969,893)	513,686

	(51,707)	(238,523)	(4,287,598)	(1,174,343)

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability	—	—	67,667	(79,914)

Other comprehensive loss for the period, net of tax	(51,707)	(238,523)	(4,219,931)	(1,254,257)

Total comprehensive loss for the period	(1,679,971)	(3,898,632)	(22,462,777)	(13,667,719)

Loss attributable to:
Owners of the Company	(1,633,438)	(3,610,837)	(18,227,280)	(12,301,685)
Non-controlling interest	5,174	(49,272)	(15,566)	(111,777)

Loss for the period	(1,628,264)	(3,660,109)	(18,242,846)	(12,413,462)

Total comprehensive loss attributable to:
Owners of the Company	(1,678,419)	(3,832,283)	(22,437,439)	(13,533,923)
Non-controlling interest	(1,552)	(66,349)	(25,338)	(133,796)

Total comprehensive loss for the period	(1,679,971)	(3,898,632)	(22,462,777)	(13,667,719)

Loss per share
Basic	(0.04)	(0.09)	(0.48)	(0.29)
Diluted	(0.04)	(0.09)	(0.48)	(0.29)

Weighted average number of shares
Basic	37,746,442	41,839,414	37,677,448	41,771,869
Diluted	37,746,442	41,839,414	37,677,448	41,771,869

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve for own shares	Fair value reserve	Accumulated deficit	Share based payment reserve	Foreign currency translation reserve	Total	Non- controlling interest	Total Equity
	(In USD)
Balance as at April 1, 2014	20,836	238,423,499	(526,350)	(955,521)	(81,806,068)	20,092,179	(13,663,555)	161,585,020	714,505	162,299,525
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	(12,301,685)	—	—	(12,301,685)	(111,777)	(12,413,462)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(1,666,010)	(1,666,010)	(22,019)	(1,688,029)
Net change in fair value of available-for-sale financial assets	—	—	—	513,686	—	—	—	513,686	—	513,686
Remeasurement of defined benefit (asset) liability	—	—	—	—	(79,914)	—	—	(79,914)	—	(79,914)

Total other comprehensive income (loss)	—	—	—	513,686	(79,914)	—	(1,666,010)	(1,232,238)	(22,019)	(1,254,257)

Total comprehensive income (loss) for the period	—	—	—	513,686	(12,381,599)	—	(1,666,010)	(13,533,923)	(133,796)	(13,667,719)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	8,782,683	—	8,782,683	—	8,782,683
Issue of ordinary shares on exercise of share based awards	99	2,242,033	—	—	—	(2,090,901)	—	151,231	—	151,231
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	13,840	(13,840)	—	—	—	—

Re-issue of own shares to settle the financial liability	—	262,726	505,588	—	—	—	—	768,314	—	768,314

Total transactions with owners	99	2,504,759	505,588	—	13,840	6,677,942	—	9,702,228	—	9,702,228

Balance as at December 31, 2014	20,935	240,928,258	(20,762)	(441,835)	(94,173,827)	26,770,121	(15,329,565)	157,753,325	580,709	158,334,034

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the nine months ended December 31,
	2013	2014
	(in USD)
Loss for the period	(18,242,846)	(12,413,462)
Adjustments for non-cash items	18,704,651	17,539,985
Change in working capital	(9,784,375)	(263,333)

Net cash generated from (used in) operating activities	(9,322,570)	4,863,190

Net cash generated from (used in) investing activities	8,551,150	5,115,726

Net cash generated from (used in) financing activities	(1,042,436)	(1,523,510)

Increase (decrease) in cash and cash equivalents	(1,813,856)	8,455,406
Cash and cash equivalents at beginning of the period	35,634,957	38,011,775
Effect of exchange rate fluctuations on cash held	(1,667,752)	(2,428,037)

Cash and cash equivalents at end of the period	32,153,349	44,039,144

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

								(In USD)
	Three months ended December 31,
	Air ticketing		Hotels and packages		Others		Total
	2013	2014	2013	2014	2013	2014	2013	2014

Revenue	18,768,298	19,950,983	50,105,754	54,563,234	1,091,035	1,175,983	69,965,087	75,690,200

Less:
Service cost	2,306,475	1,823,974	39,110,838	38,786,247	—	—	41,417,313	40,610,221

Revenue less service cost	16,461,823	18,127,009	10,994,916	15,776,987	1,091,035	1,175,983	28,547,774	35,079,979

								(In USD)
	Nine months ended December 31 ,
	Air ticketing		Hotels and packages		Others		Total
	2013	2014	2013	2014	2013	2014	2013	2014

Revenue	50,154,667	54,832,554	141,391,317	172,648,631	2,977,669	3,586,764	194,523,653	231,067,949

Less:
Service cost	4 ,197,167	1,999,027	112,459,101	126,487,122	—	—	116,656,268	128,486,149

Revenue less service cost	45,957,500	52,833,527	28,932,216	46,161,509	2,977,669	3,586,764	77,867,385	102,581,800

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended December 31,		For the nine months ended December 31,
(Unaudited)	2013	2014	2013	2014
	(in USD)
Result from operating activities as per IFRS	(1,176,112)	(2,911,409)	(12,507,296)	(9,557,567)
Add: Employee share-based compensation costs	2,015,778	3,616,998	9,035,268	8,727,683
Add: Direct cost related to registration of shares by shareholders	—	—	114,705	—
Add: Severance cost related to a prior acquisition	—	—	—	637,569
Add: Acquisition related intangibles amortization	333,725	413,438	1,000,935	1,259,987
Add: Merger and acquisitions related expenses	216,082	349,656	250,000	349,656

Adjusted Operating Profit (Loss)	1,389,473	1,468,684	(2,106,388)	1,417,328

Reconciliation of Adjusted Net Income (Loss)	For the three months ended December 31,		For the nine months ended December 31,
(Unaudited)	2013	2014	2013	2014
	(in USD)
Income (Loss) for the period as per IFRS	(1,628,264)	(3,660,109)	(18,242,846)	(12,413,462)
Add: Employee share-based compensation costs	2,015,778	3,616,998	9,035,268	8,727,683
Add: Direct cost related to registration of shares by shareholders	—	—	114,705	—
Add: Acquisition related intangibles amortization	333,725	413,438	1,000,935	1,259,987
Add: Net loss on change in fair value of derivative financial instrument	—	—	203,651	—
Add: Severance cost related to a prior acquisition	—	—	—	637,569
Add: Net change in value of financial liability related to business combination	252,871	(386,176)	809,351	352,163
Add: Merger and acquisitions related expenses	216,082	349,656	250,000	349,656
Less: Income tax (benefit) expense	36,429	31,095	75,280	55,702

Adjusted Net Profit (Loss)	1,226,621	364,902	(6,753,657)	(1,030,702)

Adjusted Earnings (Loss) per share
Diluted	0.03	0.01	(0.18)	(0.02)

	For the three months ended December 31, 2014,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	6.3%	8.9%	7.8%	8.2%	10.1%	43.5%	7.8%	22.9%
Impact of Foreign Currency Translation	-0.1%	0.8%	0.5%	0.5%	0.1%	0.0%	0.5%	0.1%

Constant Currency Growth	6.2%	9.7%	8.3%	8.7%	10.2%	43.5%	8.3%	22.9%

	For the nine months ended December 31, 2014,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	9.3%	22.1%	20.5%	18.8%	15.0%	59.6%	20.5%	31.7%
Impact of Foreign Currency Translation	1.5%	1.7%	1.7%	1.7%	1.6%	1.3%	1.7%	1.5%

Constant Currency Growth	10.8%	23.8%	22.2%	20.4%	16.5%	60.8%	22.2%	33.2%

MAKEMYTRIP LIMITED

OPERATING DATA (Unaudited)

	For the three months ended December 31,		For the nine months ended December 31,
	2013	2014	2013	2014
	(in thousands, except percentages)
Number of transactions
Air ticketing	894.5	1,318.0	2,963.7	3,985.1
Hotels and packages	233.1	341.6	587.7	1,012.5

Revenue less service cost: (In USD)
Air ticketing	16,461.8	18,127.0	45,957.5	52,833.5
Hotels and packages	10,994.9	15,777.0	28,932.2	46,161.5
Other revenue	1,091.0	1,176.0	2,977.7	3,586.8

	28,547.8	35,080.0	77,867.4	102,581.8

Gross Bookings (In USD)
Air ticketing	224,229.0	301,808.4	692,977.5	875,641.2
Hotels and packages	87,096.2	117,344.8	226,397.6	368,361.6

	311,325.2	419,153.2	919,375.0	1,244,002.8

Net revenue margins
Air ticketing	7.3%	6.0%	6.6%	6.0%
Hotels and packages	12.6%	13.4%	12.8%	12.5%

Combined net revenue margin for air ticketing and hotels and packages	8.8%	8.1%	8.1%	8.0%